June 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Amy Geddes and Doug Jones

Re:	Restaurant Brands International Inc.

Form 10-K for Fiscal Year Ended December 31, 2024

Filed February 21, 2025

File No. 001-36786

Ladies and Gentlemen:

This letter is submitted on behalf of Restaurant Brands International Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K filed with the Commission on February 21, 2025 (the “2024 10-K”), as set forth in your letter dated June 12, 2025 (the “Comment Letter”).

For reference purposes, the text of the Staff comment in the Comment Letter has been reproduced herein. For your convenience, the reproduced Staff comment from the letter has been italicized.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 18. Segment Reporting and Geographical Information, page 99

1.

Please tell us how your disclosure complies with the requirement to disclose how the chief operating decision maker uses your reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources pursuant to ASC 280-10-50-29.f. Refer to ASC 280-10-55-47.bb for guidance.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

June 23, 2025

We respectfully acknowledge the Staff’s comment. We advise the Staff that we will revise our disclosure in future filings, commencing in our Form 10-Q for the quarter ending June 30, 2025, to provide greater clarity as to how our chief operating decision maker uses our reported measure of segment profit in assessing segment performance and allocation of resources. Specifically, we will add the following underlined language in our Segment footnote disclosure:

“Our chief operating decision maker uses Adjusted Operating Income (i) in the budgeting process and in periodic reviews of segment performance by comparing variances in actual segment income results to budget and (ii) during the annual budgeting process to make capital allocation decisions, including allocating resources to segments.”

If you have any questions regarding the above, please contact the undersigned at (954) 768-8255 or macculloughk@gtlaw.com, or Jacqueline Friesner, the Company’s Chief Accounting Officer, at jfriesner@rbi.com.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Kara L. MacCullough
Kara L. MacCullough

cc:	Sami A. Siddiqui, Chief Financial Officer

Restaurant Brands International Inc.

Greenberg Traurig, P.A. | Attorneys at Law

www.gtlaw.com